UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 08, 2021

BHP GROUP LIMITED	BHP GROUP PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,	NOVA SOUTH, 160 VICTORIA STREET
VICTORIA 3000 AUSTRALIA	LONDON, SW1E 5LB
(Address of principal executive offices)	UNITED KINGDOM
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒     Form 20-F    ☐     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐     Yes  ☒     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

BHP Group Limited

Release Time	IMMEDIATE
Date	8 December 2021
Number	35/21

JSE PRE LISTING ANNOUNCEMENT IN RESPECT OF THE SECONDARY LISTING OF LIMITED SHARES

Introduction to Unification and the purpose of this announcement

On 8 December 2021, BHP Group Limited (Limited) and BHP Group Plc (Plc) issued a shareholder circular to their respective shareholders in connection with a proposal by BHP to unify its dual listed company corporate structure (DLC Structure), which was established when Limited and Plc merged in 2001.

Under this proposal, the DLC Structure would be unwound and Limited would become the sole parent / holding company of the Group (Unification). This will involve an exchange of Plc shares for Limited shares, with Limited acquiring all of the Plc shares and each eligible Plc shareholder being entitled to receive one share in Limited for each Plc share held by them under a UK scheme of arrangement.

As part of implementation of Unification, Limited will have a secondary listing on the Main Board of the Johannesburg Stock Exchange (JSE) and Plc will cease to be listed on the JSE.

This announcement is published for the purposes of Limited’s secondary listing on the JSE’s Main Board.

Further information

Shareholders of Limited and Plc will be asked to approve Unification at shareholder meetings to be held on Thursday,

20 January 2022. Certain Plc shareholders, including certain Plc shareholders on the South African branch register of Plc shareholders maintained in South Africa (the Plc South African Branch Register) (Small Plc Shareholders) can elect to participate in a share sale facility further details of which are included in the shareholder circular, as referenced below.

The shareholder circular prepared by Limited and Plc in connection with Unification (available at www.bhp.com/unify) contains further information on Unification, including the advantages, disadvantages and risks of Unification, and the approvals required to implement it. It also includes a ‘Frequently asked questions’ section and provides an outline of the main South African taxation implications of Unification for Limited and Plc shareholders who are residents of South Africa for income tax purposes.

The prospectus prepared by Limited and approved by the FCA in connection with its application for admission to listing on the FCA’s Official List and to trading on the London Stock Exchange (available at www.bhp.com/unify) contains further information on Limited and the Limited shares, including the shares in Limited to be issued and allotted in connection with Unification.

Introduction to BHP Group Limited

The JSE Limited has granted approval to Limited for a secondary listing on the Main Board of the JSE in the general mining sector. The New Limited Shares will be listed on the JSE with effect from 31 January 2022 and will be registered with ISIN AU000000BHP4. The JSE share code for the New Limited Shares will be “BHG”.

Limited is a limited company incorporated in Australia on 13 August 1885 and is registered in Australia with ABN 49 004 028 077. Limited’s registered office is at 171 Collins Street, Melbourne, Victoria 3000, Australia. The telephone number of Limited is 1300 55 4757 (within Australia) or +61 3 9609 3333 (outside Australia). The legal entity identifier is WZE1WSENV6JSZFK0JC28.

Limited will become the sole parent / holding company of the BHP Group (BHP or the Group). BHP currently operates under the DLC Structure, under which there are two separate parent companies:

•

BHP Group Limited: Limited is incorporated in Australia, has Australian tax residency, a primary listing on the Australian Securities Exchange (ASX) (Limited was listed on what is now the ASX on 13 August 1885) and a listing on the New York Stock Exchange (NYSE) relating to its ADR program; and

•

BHP Group Plc: Plc is incorporated in the UK, has UK tax residency, a premium listing on the LSE (Plc was listed on the LSE on 9 May 1996), a secondary listing on the JSE and a NYSE-listed ADR program.

On 17 August 2021, BHP announced its intention to unify its DLC Structure with Limited becoming the sole parent company of the BHP Group, and on 2 December 2021 the BHP Group announced that the Board had made a final decision to proceed with the Unification proposal. Further information on Unification is outlined in the shareholder circular prepared by Limited and Plc in connection with Unification and issued on or about the date of this announcement.

News release

On implementation of Unification, Limited will retain its primary listing on the ASX and its listing on the NYSE relating to its ADR program. It will also have a listing on the standard segment of the FCA Official List and a secondary listing on the JSE’s Main Board. The ASX is an “accredited exchange” as defined in paragraph 18.42 of the Listing Requirements of the JSE. Limited’s Registrar in respect of the Limited South African Branch Register (as defined below) will be Computershare Investor Services (Pty) Ltd, a company incorporated in accordance with the laws of South Africa (registration number 2004/003647/08) (Computershare South Africa).

Following Unification, Plc will cease to be listed on the LSE and JSE.

Settlement in South Africa

In South Africa, up to 5,062,323,1901 fully paid ordinary shares in the capital of Limited (Limited Shares), including the new ordinary shares proposed to be issued by Limited pursuant to Unification (New Limited Shares), will be admitted to listing and trading on the JSE by way of secondary listing on the general mining sector of the JSE’s Main Board. Limited Shares are expected to trade under the code “BHG” on the JSE. As the New Limited Shares will be issued in exchange for Plc shares, there is no issue price payable. The price for the New Limited Shares will be determined by the market for trading in such shares.

Limited Shares will be traded and settled on the JSE only through STRATE Proprietary Limited (STRATE) in electronic form, as dematerialised (or uncertificated) Limited Shares.

STRATE is the authorised central securities depository for settlement of all financial instruments in South Africa. Limited Shares held within STRATE will be registered in the name of PLC Nominees Proprietary Limited (Registration Number 1989/002235/07) (STRATE Nominee), on the Limited register of South African Shareholders (Limited South African Branch Register). Trading of beneficial interests in the Limited Shares will occur on the JSE, with transfer and settlement of such trades to be effected through STRATE (in accordance with the STRATE rules).

The beneficial holders of Limited Shares within STRATE will have their beneficial interests in Limited Shares recorded in accounts maintained by each Central Securities Depository Participant (CSDP). Only CSDPs can liaise directly with STRATE, and each beneficial holder must maintain an account with a CSDP or broker.

The following arrangements apply to beneficial holders of Limited Shares within STRATE:

•	The beneficial holder may instruct their CSDP regarding voting and other matters in accordance with the mandate entered into between the beneficial holder and their CSDP.

•	If a beneficial holder wishes to attend a meeting of Limited in person, they will need to request a letter of representation from their CSDP or broker.

•	The dividends due to the beneficial holders will be paid into their accounts by their CSDP or broker.

•	Limited intends to procure the distribution of all notices and other documentation to all beneficial holders who have indicated their desire to receive the notices and other relevant documentation.

SARB approvals

The BHP Group has requested certain approvals from the SARB in connection with Unification, including to:

•	approve the cancellation of Plc’s admission to secondary listing and trading on the JSE; and

•

approve the admission of Limited Shares to secondary listing and trading on the JSE, subject only to the standard conditions imposed on secondary inward JSE listed companies as published in the Exchange Control Manual published by the SARB.

Implementation of Unification is conditional on the BHP Group receiving these approvals from SARB. The BHP Group intends to obtain these approvals before the Shareholder Meetings.

[1]

Based on the share capital of Plc and Limited as at 6 December 2021 (the Latest Practicable Date) and assuming no new Plc Shares and Limited Shares are issued between the Latest Practicable Date and the Implementation Date.

BHP Group Limited

Timetable

Other than as noted below, all references to time are to South Africa Standard Time.

Event	Expected date and time
Publication of this announcement, the shareholder circular and the prospectus	8 December 2021
Latest time and date for receipt of Limited GM Proxy Form	6pm on Tuesday, 18 January 2022 (AEDT)
Latest time and date for receipt of Plc Scheme Meeting Proxy Form	10am on Tuesday, 18 January 2022 (GMT)
Latest time and date for receipt of Plc GM Proxy Form	10:30am on Tuesday, 18 January 2022 (GMT)
Voting entitlement time in respect of Limited GM	7pm on Tuesday, 18 January 2022 (AEDT)
Voting entitlement time in respect of Plc GM and Plc Scheme Meeting	6pm on Tuesday, 18 January 2022 (GMT)
Limited and Plc shareholder meetings to approve Unification	Thursday, 20 January 2022 (refer to the shareholder circular for the details of each meeting)
Results of Shareholder Meetings expected to be announced	Thursday, 20 January 2022 (GMT)
Latest time at which shareholders in Plc may move shares between the Plc UK share register and the Plc South African branch register	3pm on Tuesday, 25 January 2022
Latest time and date for dealings in, and for registration of transfers of (including dematerialisations and rematerialisations of), Plc shares on the JSE	5pm on Friday, 28 January 2022
Admission of the Limited Shares, including the New Limited Shares, to the JSE	9am on Monday, 31 January 2022
Record date for JSE settlement purposes	Wednesday, 2 February 2022
Latest date for receipt of instructions to participate in, or to revoke an election to participate in, the Sale Facility by eligible Plc Shareholders on the Plc South African Branch Register holding Plc Shares in certificated form at the Plc Scheme Record Time	12pm on Wednesday, 2 February 2022
Latest date for receipt of instructions to participate in, or to revoke an election to participate in, the Sale Facility by eligible Plc Shareholders on the Plc South African Branch Register holding Plc Shares through STRATE in dematerialised form at the Plc Scheme Record Time[2]	1pm on Wednesday, 2 February 2022
CSDP accounts credited with New Limited Shares on the Limited South African Branch Register[3]	9am on Thursday, 3 February 2022
Commencement of cross-border movements of Limited Shares between all registers and recommencement of dematerialisations and rematerialisations	10am on Thursday, 3 February 2022 (AEDT)
Despatch of issuer sponsored holding statements and CHESS-sponsored holding statements, each in respect of New Limited Shares	By no later than Thursday, 3 February 2022
Expected date for receipt of sale proceeds by participating Small Plc Shareholders in the Sale Facility	As soon as reasonably practicable following the sale of the Sale Facility Shares, but in any event no later than 20 Business Days following the Implementation Date
Despatch of CSN Facility holding statements in respect of New Limited Shares	By no later than Friday, 11 February 2022
Despatch of holding statements in respect of New Limited Shares on the Limited South African Branch Register in dematerialised form in the CSDP account of Computershare South Africa	By no later than Friday, 11 February 2022

Business overview and prospects

BHP currently operates across three principal asset divisions:

1)

The Minerals Australia asset group, which includes operated assets in Western Australia, Queensland, New South Wales and South Australia and produces iron ore, metallurgical coal, copper, nickel and energy coal.

2)

The Minerals Americas asset group, which includes projects, operated assets and non-operated joint ventures in Canada, Chile, Peru, the US, Colombia and Brazil, and currently produces copper, iron ore and energy coal.

3)

The Petroleum unit, which includes conventional assets located in the US Gulf of Mexico, Australia, Trinidad and Tobago, Algeria and Mexico. It also has appraisal and exploration options in Trinidad and Tobago, central and western Gulf of Mexico, Eastern Canada and Barbados. BHP produces crude oil and condensate, gas and natural gas liquids.

[2]

Timing of instructions is in line with customary market practice in South Africa. If you are a Small Plc Shareholder who holds Plc Shares through STRATE, you are required to notify your duly appointed CSDP or broker of your election to participate in the Sale Facility in the manner and time stipulated in the agreement governing the relationship between you and your CSDP or broker.

News release

BHP’s strategy is to deliver long-term value and returns through the cycle. BHP aims to create value through owning a portfolio of world class assets with exposure to attractive commodities that benefit from the mega-trends playing out in the world (including decarbonisation, electrification, population growth and the drive for higher living standards in developing countries), by operating them exceptionally well, by maintaining a disciplined approach to capital allocation and through being an industry leader in sustainability and the creation of social value.

BHP regularly reviews its portfolio to improve its asset base and to position itself for the next phase of its development, including increasing its exposure to future facing commodities. In recent years BHP has simplified and strengthened its portfolio, including with the demerger of South32 and exit from Onshore US Shale, and the planned Petroleum Transaction (defined below) and divestment of its interests in Cerrejón and BHP Mitsui Coal. At the same time, BHP has invested in value creating projects, including a copper concentrator at Spence and the new South Flank iron ore mine, both of which were recently brought into production, on time and on budget. BHP also continues to evaluate and invest in options for future development and value creation in copper, nickel and potash through exploration, early-stage investment and development and innovation, as well as through acquisitions and joint ventures. BHP regularly evaluates its portfolio in line with its strategy and may acquire or invest in new assets or businesses, or dispose of existing assets of businesses, as required to position itself to meet future trends. BHP continues to review its options for NSWEC.

BHP recently announced the following key decisions to further strengthen its portfolio:

•

On 28 June 2021, BHP announced that it had signed a sale and purchase agreement with Glencore to divest its 33.3 per cent interest in Cerrejón for US$294 million, which is expected to complete in the first half of CY 2022.

•

On 17 August 2021, BHP announced the approval of US$5.7 billion in capital expenditure for Jansen Stage 1, in Saskatchewan, Canada. The Jansen project offers significant high returning growth optionality in the world’s best potash basin and an attractive investment jurisdiction.

•

Further to its announcements on 17 August 2021 and 22 November 2021, BHP has entered into an agreement with Woodside Petroleum Ltd (Woodside) which provides for the merger of BHP’s Petroleum business with Woodside. As part of the transaction, it is expected that Woodside will issue shares to BHP, which BHP would distribute to its Shareholders (the Petroleum Transaction). Immediately following the Petroleum Transaction, it is expected that BHP Shareholders will hold approximately 48 per cent of the shares in Woodside. Woodside is Australia’s largest natural gas producer and is listed on the ASX.

Completion of the Petroleum Transaction is subject to a range of conditions precedent, including approval of Woodside shareholders, as well as regulatory and other approvals, and is expected to occur in the second quarter of CY 2022.

The Petroleum Transaction and Unification are not inter-dependent or inter-conditional. As such, the distribution of Woodside shares under the Petroleum Transaction (if it completes) may take place under either the DLC Structure (if it occurs before Unification or if Unification does not occur) or a unified BHP structure (if it occurs after Unification). If completion of the Petroleum Transaction occurs:

•	Before Unification is implemented or if Unification is not implemented, BHP would distribute the shares in Woodside to both Plc and Limited Shareholders.

•	After Unification has been implemented, BHP would distribute the shares in Woodside to Limited Shareholders.

The precise details of the distribution of the Woodside shares in either scenario have not yet been determined.

•

On 8 November 2021, BHP announced that it had signed a share sale and purchase agreement with Stanmore Resources to divest its 80 per cent interest in BHP Mitsui Coal for up to US$1.35 billion cash consideration, which is expected to complete in the middle of CY 2022. The purchase price comprises US$1.1 billion cash on completion, US$100 million in cash six months after completion and the potential for up to US$150 million in a price-linked earn-out payable in the 2024 calendar year.

•

BHP has also made a public all-cash offer for Noront Resources Ltd (Noront), the Canadian listed owner of the Eagle’s Nest nickel deposit in Ontario, and, further to its announcements, including most recently on 3 December 2021, is currently progressing discussions with Wyloo Metals (as significant shareholder in Noront) regarding its potential support for BHP’s offer.

Since publication of BHP’s 2021 Annual Report and Accounts, BHP has continued to deliver reliable operational performance and has executed a series of planned major maintenance activities across its assets. All production and unit cost guidance remains unchanged for the 2022 financial year, including in respect of petroleum, copper, iron ore, metallurgical coal, energy coal, and nickel.

Share capital

The issued and fully paid share capital of Limited of no par value as at 30 June 2021 (being the last date to which audited accounts for the Group have been prepared) is as follows:

BHP Group Limited

	Number	Amount
Total issued ordinary shares	2,945,851,394	AU$	143,080,002,206.58	(1)
Treasury shares	—		—
Limited Special Voting Share	1		—
DLC Dividend Share	1	US$	10

(1)	Based on the market price of the Limited Shares on the ASX as at market close on 30 June 2021.

The issued and fully paid share capital of Limited of no par value as at 6 December 2021 (the Latest Practicable Date) was as follows:

	Number	Amount
Total issued ordinary shares	2,950,251,394	AU$	116,800,452,688.46	(1)
Treasury shares	—		—
Limited Special Voting Share	1		—
DLC Dividend Share	1	US$	10

(1)	Based on the market price of the Limited Shares on the ASX as at market close on the Latest Practicable Date.

The issued and fully paid share capital of Limited of no par value as at the implementation of Unification is expected to be as follows:

	Number	Amount
Total issued ordinary shares(1)	5,062,323,190	AU$	200,417,375,092.10	(3)
Treasury shares	—		—
Limited Special Voting Share(2)	1		—
DLC Dividend Share(2)	1	US$	10

(1)

Figures are based on the issued share capital as at the Latest Practicable Date and assume no new Plc shares and Limited Shares are issued between the Latest Practicable Date and the Implementation Date.

(2)	The Limited Special Voting Share buy-back and the DLC Dividend Share buy-back will be completed as soon as practicable after the DLC Structure Sharing Agreement between Limited and Plc is terminated.
(3)	Based on the market price of the Limited Shares on the ASX as at market close on the Latest Practicable Date.

Limited has applied for up to 5,062,323,190 Limited Shares to be admitted to listing and trading on the JSE.

All Limited Shares will rank pari passu in all respects, there being no preferential conversion or exchange rights attaching thereto, and all of the Limited Shares will have equal rights to participate in capital, dividend and profit distributions by Limited and to vote at general meetings in accordance with the constitution of Limited.

Financial information

Given the DLC Structure, Limited, Plc and their respective subsidiaries are reported on a consolidated basis as a single reporting entity. The following table sets out the consolidated income statement of the BHP Group for FY June 2021, FY June 2020 and FY June 2019, which has been extracted from its audited consolidated financial statements in respect of each such financial year.

	2021	2020	2019
	US$M	US$M	US$M
Continuing operations
Revenue	60,817	42,931	44,288
Other income	510	777	393
Expenses excluding net finance costs	(34,500)	(28,775)	(28,022)
(Loss)/profit from equity accounted investments, related impairments and expenses	(921)	(512)	(546)
Profit from operations	25,906	14,421	16,113
Financial expenses	(1,378)	(1,262)	(1,510)
Financial income	73	351	446
Net finance costs	(1,305)	(911)	(1,064)

News release

Profit before taxation	24,601	13,510	15,049
Income tax expense	(10,921)	(4,708)	(5,335)
Royalty-related taxation (net of income tax benefit)	(229)	(66)	(194)
Total taxation expense	(11,150)	(4,774)	(5,529)
Profit after taxation from Continuing operations	13,451	8,736	9,520
Discontinued operations
Loss after taxation from Discontinued operations	—	—	(335)
Profit after taxation from Continuing and Discontinued operations	13,451	8,736	9,185
Attributable to non-controlling interests	2,147	780	879
Attributable to BHP Shareholders	11,304	7,956	8,306
Basic earnings per ordinary share (cents)	223.5	157.3	160.3
Diluted earnings per ordinary share (cents)	223.0	157.0	159.9
Basic earnings from Continuing operations per ordinary share (cents)	223.5	157.3	166.9
Diluted earnings from Continuing operations per ordinary share (cents)	223.0	157.0	166.5
Basic headline earnings per ordinary share (cents)	284.8	171.1	164.9
Diluted headline earnings per ordinary share (cents)	284.2	170.7	164.5

Headline earnings is a JSE defined performance measure and is reconciled from earnings attributable to ordinary shareholders as follows:

	2021	2020	2019
	US$M	US$M	US$M
Earnings attributable to BHP shareholders	11,304	7,956	8,306
Adjusted for:
(Gain)/loss on sales of property, plant and equipment, Investments and Operations[4]	(50)	4	(52)
Impairments of property, plant and equipment, financial assets and intangibles	2,633	494	264
Samarco impairment expense	111	95	96
Cerrejón impairment expense	466	—	—
Other[5]	—	48	—
Recycling of re-measurements from equity to the income statement	—	—	(6)
Tax effect of above adjustments	(60)	54	(64)
Subtotal of adjustments	3,100	695	238
Headline earnings	14,404	8,651	8,544
Diluted headline earnings	14,404	8,651	8,544

Material changes

Other than as described below, there has been no significant change in the financial position or financial performance of the Group in the period since 30 June 2021, the date to which Limited’s latest audited year-end financial information was prepared.

Further to its announcements on 17 August 2021 and 22 November 2021, Limited has entered into an agreement with Woodside which provides for the merger of the BHP Group’s Petroleum business with Woodside and Woodside issuing shares to the Group that is expected to result in the BHP Group holding an approximate 48 per cent shareholding in Woodside, which the Group will distribute to its Shareholders. Completion of the Petroleum Transaction is subject to a range of conditions precedent and is expected to occur in the second quarter of CY 2022.

[4]	Included in other income.
[5]	Mainly represent BHP share of impairment embedded in the statutory income statement of the BHP Group’s equity accounted investments.

BHP Group Limited

On 8 November 2021, the BHP Group announced that it had signed a share sale and purchase agreement with Stanmore Resources to divest its 80 per cent interest in BHP Mitsui Coal for up to US$1.35 billion cash consideration, which is expected to complete in the middle of CY 2022. The purchase price comprises US$1.1 billion cash on completion, US$100 million in cash six months after completion and the potential for up to US$150 million in a price-linked earn-out payable in the 2024 calendar year.

Major shareholders

Insofar as Limited is aware, as at the Latest Practicable Date, the shareholders that are beneficially interested in 5% or more of the voting rights in Limited as notified to Limited under the Corporations Act 2001 (Cth) are set out in the table below.

	As at the Latest Practicable Date(1)
Name of shareholder	Number of shares	Percentage shareholding(%)
BlackRock Group	176,981,268	6.00

(1)	The percentage quoted is based on the total voting rights conferred by ordinary shares in the Company as at the Latest Practicable Date of 2,950,251,394.

None of Limited’s major shareholders has different voting rights from any other holder of ordinary shares.

Directors

The details of the executive and non-executive directors of Limited are as follows:6

Name	Current position[7]	Date appointed
Executive Director:
Mike Henry	CEO	January 2020
Non-Executive Directors:
Ken MacKenzie	Chair	September 2017
	Non-Executive Director	September 2016
Terry Bowen	Non-Executive Director	October 2017
Malcolm Broomhead	Non-Executive Director	March 2010
Xiaoqun Clever	Non-Executive Director	October 2020
Ian Cockerill	Non-Executive Director	April 2019
Gary Goldberg	Senior Non-Executive Director[8]	February 2020
John Mogford	Non-Executive Director	October 2017
Christine O’Reilly	Non-Executive Director	October 2020
Dion Weisler	Non-Executive Director	June 2020

A description of the directors’ relevant management expertise and experience is set out on pages 72—73 and pages 82—83 of the 2021 Annual Report and Account.

Directors’ responsibility statement

The directors of Limited, whose names are given in the section above titled “Directors”, confirm that, to the best of their knowledge, Limited has adhered to all legal and regulatory requirements of the ASX.

Working capital statement

In the opinion of the directors of Limited, whose names are given in the section above titled “Directors”, there is no reason to believe that the working capital available to Limited and the BHP Group will be insufficient for at least 12 months following the date of the listing of Limited.

Holding Limited Shares following Unification

Movement between Limited’s different share registers

The latest time at which Plc Shareholders may move shares between the Plc UK Share Register and the Plc South African Branch Register is 3:00pm (South African time) on 25 January 2022, and commencement of cross-border movements of Limited Shares between all registers and recommencement of dematerialisations and rematerialisations shall start at 10:00am (Australian Eastern Daylight Time) on 3 February 2022.

[6]	The Chief Financial Officer is David Lamont, who is not a director of Limited.
[7]	Each Non-Executive Director and the Senior Non-Executive Director is an independent director.
[8]	The role of the Senior Non-Executive Director is to support the Chair in his or her role, and to act as an intermediary for other Non-Executive Directors when necessary.

News release

Subject to the further information outlined below, following Unification, as a Limited Shareholder, you can request to have your securities moved to another segment of the Limited Share Register by contacting Computershare’s Global Transaction team in the respective region. Movements between registers are usually completed within 24 hours, depending on the time of lodgement and allowing for time differences and business days in the respective jurisdictions. Cross-border market transaction fees may be charged by any intermediaries. If you are a Limited Shareholder on the Limited South African Branch Register, your CSDP or broker will be required to warrant during the process that all exchange control regulations have been complied with.

To convert from dematerialised form held through STRATE

If you are a South African resident holding Limited Shares on the Limited South African Branch Register, before contacting Computershare’s Global Transaction team in South Africa, you will need to seek South African Reserve Bank approval to move your Limited Shares to a different share register under the applicable exchange control regulations. Such permission can be applied for via an authorised South African bank and you are advised to seek the advice of your CSDP or broker in this respect before making any such request.

Shareholder communications following Unification

If you hold your Limited Shares in dematerialised form through STRATE, you will be provided with communications from Limited on the terms and conditions of the custody mandate elections made with your CSDP or broker. This may be via Swift messaging, hard copy or electronic form.

Plc Shareholders who hold their Plc Shares on the Plc South African Branch Register must complete the SA Surrender, Election and Transfer Form which has been made available to such shareholders, including on BHP’s website at www.bhp.com/unify, in order to appoint and instruct a CSDP or broker in respect of their entitlement to Limited Shares in dematerialised form pursuant to the terms of the Plc Scheme.

Attendance at the BHP annual general meeting and other Limited Shareholder meetings following Unification

As holders of Limited Shares in dematerialised form through STRATE who wish to attend Limited Shareholder meetings in person and vote, you will require letters of representation from such holder’s relevant CSDP or broker. Such letters should be requested from your CSDP or broker and be lodged prior to the shareholder meeting in accordance with the relevant notice of meeting and forms of proxy/instruction/direction (as appropriate).

Exercise of voting rights following Unification

As holders of Limited Shares in dematerialised form through STRATE, you will be able to submit voting instructions to your respective CSDP or broker on the terms of your custody mandates. Votes will be aggregated and sent by STRATE to Computershare South Africa who will validate and ensure it is lodged with Limited. Further details on how this can be done will be set out in the relevant notice of meeting and forms of proxy/instruction/direction (as appropriate).

Receipt of dividends following Unification

As holders of Limited Shares in dematerialised form through STRATE dividends will be paid in Rand. You will not be able to make an election to have dividends paid to you in another currency.

Further information

All documents and announcements which Limited has made public over the last two years in consequence of having its securities listed on the ASX, including financial information, annual reports and regulatory announcements, are available at https://www.bhp.com/investors.

BHP Group Limited

DISCLAIMER

Purpose of this announcement

This announcement sets out information in relation to Limited required for the purposes of Limited’s secondary listing on the Main Board of the JSE in the general mining sector.

Preparation of and responsibility for this announcement

Limited has prepared and is responsible for the content of this announcement.

Role of financial advisers

Role of Goldman Sachs

Goldman Sachs Australia Pty Ltd (GSA) and Goldman Sachs International (GSI, together with GSA, Goldman Sachs), is acting as financial adviser to BHP and no-one else in connection with the process or contents of this announcement. Neither Goldman Sachs nor its affiliates, nor their respective partners, directors, officers, employees or agents are responsible to anyone other than BHP for providing the protections afforded to clients of Goldman Sachs or for providing advice in connection with the transaction described in this announcement or for any other matters referred to herein.

To the extent that GSI is providing financial services in Australia, GSI is exempt from the requirement to hold an Australian financial services license for the financial services GSI provides in Australia. GSI is regulated by a foreign regulator under foreign laws which differ from Australian laws. GSI is authorised by the Prudential Regulation Authority of the United Kingdom (PRA) and regulated by the Financial Conduct Authority of the United Kingdom (FCA) and the PRA, under UK laws.

Role of UBS

UBS AG London Branch is authorised and regulated by the Financial Market Supervisory Authority in Switzerland. It is authorised by the PRA and subject to regulation by the FCA and limited regulation by the PRA in the United Kingdom. UBS AG London Branch, UBS AG Australia Branch and UBS South Africa (Pty) Ltd (together, UBS) provided financial and corporate broking advice to BHP and no one else in connection with the process or contents of this announcement. In connection with such matters, UBS will not regard any other person as its client, nor will it be responsible to any other person for providing the protections afforded to its clients or for providing advice in relation to the process, contents of this announcement or any other matter referred to herein.

Role of Flagstaff Partners

Flagstaff Partners Pty Ltd (Flagstaff Partners) is acting as an adviser only to BHP, and not to anyone else, in connection with the contents of this announcement and any process referred to in it. Neither Flagstaff Partners, nor any of its affiliates, directors, officers, employees or agents are responsible to anyone other than BHP for providing the protections afforded to Flagstaff Partners’ clients, or for providing advice in connection with any matter referred to in this announcement.

Role of Citi

Citigroup Global Markets Limited (Citi), which is authorised in the UK by the PRA and regulated by the FCA and PRA, is acting exclusively for BHP and no one else in connection with the transaction described in this announcement and will not be responsible to anyone other than BHP for providing the protections afforded to clients of Citi nor for providing advice in relation to the transaction or any other matters referred to in this announcement. Neither Citi nor any of its affiliates, directors or employees owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, consequential, whether in contract, in tort, in delict, under statute or otherwise) to any person who is not a client of Citi in connection with this announcement, any statement contained herein, the transaction or otherwise.

Status of this announcement

This announcement is not a prospectus or other disclosure document:

•	under Chapter 6D of the Corporations Act 2001 (Cth);

•	for the purposes of the UK version of Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the European Parliament Union (Withdrawal) Act 2018, as amended; or

•	under Chapter 4 of the South African Companies Act.

Not investment advice

The information contained in this announcement does not constitute financial product advice and has been prepared without reference to the investment objectives, financial situation, tax position and particular needs of individual Limited shareholders or any other person.

Forward-looking statements

This announcement contains forward-looking statements including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; production forecasts; plans, strategies and objectives of management; climate scenarios; closure or divestment of certain assets, operations or facilities (including associated costs), including the proposed Petroleum Transaction; Unification, including, but not limited to, the perceived benefits of Unification and expectations around the financial impact of Unification on BHP; anticipated production or construction commencement dates; capital costs and scheduling; operating costs and supply of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘will’, ‘would’, ‘continue’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information.

News release

These forward-looking statements are based on the information available as at the date of this announcement and are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond BHP Group’s control, and which may cause the actual results to differ materially from those expressed in the statements contained in this announcement. The BHP Group cautions against reliance on any forward-looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with Covid-19.

Forward-looking statements contained in this release apply only as at the date of this release. To the extent required by the JSE Listings Requirements, the FCA Listing Rules, the Disclosure Guidance and Transparency Rules, the Prospectus Regulation Rules, the ASX Listing Rules and other applicable regulations, BHP will update or revise the information in this release. Otherwise, BHP will have no obligation publicly to update or revise any forward-looking statement, whether as a result of new information or future developments.

Presentation of financial information

The financial information contained in this announcement has been prepared in accordance with the BHP Group’s accounting policies. The same accounting policies are used in the preparation of BHP Group’s financial statements which are in compliance with:

•	Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards and interpretations as issued by the Australian Accounting Standards Board;

•

International Accounting Standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards adopted pursuant to Regulation (EC) No. 1606/2002 as it applies in the European Union;

•	International Financial Reporting Standards and interpretations as issued by the International Accounting Standards Board; and

•	International Accounting Standards adopted for use within the UK.

No profit forecasts or estimates

No statement in this release is intended as a profit forecast or estimate and no statement in this release should be interpreted to mean that earnings per share for the most recent, current or future financial years would necessarily match or exceed the historical published earnings per share.

Notice to overseas shareholders

The distribution of this release into a jurisdiction other than South Africa may be restricted by law and therefore persons into whose possession this release comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction. No action has been or will be taken by the BHP to distribute this release in any jurisdiction where action for that purpose may be required or doing so is restricted by law. Accordingly, this release may not be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations.

Notice to US investors

The shares in Limited to be issued under the Plc scheme of arrangement have not been, and will not be, registered under the US Securities Act of 1933, as amended (the “US Securities Act”), or the securities laws of any state or other jurisdiction of the United States, and will be issued in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof (“Section 3(a)(10)”) on the basis of the approval of the UK Court, which will consider, among other things, the fairness of the terms and conditions of the Plc scheme to Plc shareholders.

BHP Group Limited

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop

Tel: +61 3 9609 3830	Mobile: +61 407 033 909

Mobile: +61 411 071 715

United Kingdom and South Africa	United Kingdom and South Africa

Neil Burrows	James Bell

Tel: +44 20 7802 7484	Tel: +44 20 7802 7144

Mobile: +44 7786 661 683	Mobile: +44 7961 636 432

North America	Americas

Judy Dane	Brian Massey

Tel: +1 713 961 8283	Tel: +1 713 296 7919

Mobile: +1 713 299 5342	Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077	BHP Group Plc Registration number 3196209

LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768

Registered in Australia	Registered in England and Wales

Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street

Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom

Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: December 08, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary